

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

<u>Via E-Mail</u>
Mr. Michael Mathews, Chairman
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, New York 10019

> **Re: Wizard World, Inc.**
> **Form 8-K/A**
> **Filed April 20, 2012**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 23, 2012**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-33383**

Dear Mr. Mathews:

We have reviewed your amended filings and your Form 10-K for fiscal year ended December 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A, filed April 20, 2012</u>

<u>Executive Compensation, page 25</u>

1. We note your revised disclosure in response to comment three of our letter dated February 21, 2012. In particular, we note that the company owes Mr. Shamus $21,281.19 in back salary as of April 20, 2012. Please revise to clarify the total amount that was due pursuant to this verbal agreement.

Certain Relationships and Related Transactions, page 30

2. We note your revised disclosure in response to comment five of our letter dated February 21, 2012 and we partially reissue the comment. Since the October 27, 2010 promissory note was secured by all the assets of Gareb Shamus Enterprises, clarify whether you have any recourse to collect such amounts. In this regard, we note that the company has determined the note is uncollectible and the balance has been recorded as compensation expense but it remains unclear whether the company has any remaining legal recourse. In addition, please add disclosure to this section regarding your supplemental statement that you determined that the cost to foreclose on the assets of Gary Shamus Enterprises would far outweigh the benefits of the assets that could be obtained.

3. We note your response and your revised disclosure in response to comment six of our letter dated February 21, 2012 and we partially reissue the comment. Please revise to clarify as of what specific date the outstanding balances of your debt transactions have been disclosed and clarify how these transactions relate to Wizard World, Inc. and its predecessor. In this regard, we are unable to locate responsive disclosure regarding the two December 1, 2010 transactions.

4. We note the removal from this section of the acquisition from Conventions of the domain name www.wizardworld.com and the intellectual property related to the domain name. Please add back the related party transaction, as required by Item 404 of Regulation S-K.

5. We reissue comment eight of our letter dated February 21, 2012. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

Security Ownership of Certain Beneficial Owners and Management, page 30

6. We reissue comment nine of our letter dated February 21, 2012. Please remove the statement that all of the shares of common stock outstanding are fully paid and non-assessable, as such statement is a legal conclusion that you are not qualified to make.

7. We note that Mr. Shamus owns shares through various entities listed in the table. Please add Mr. Shamus individually to the table, as he is a beneficial owner of such shares. This amount should include the total amount held by Mr. Shamus.

Exhibits

8. We reissue comment 11 of our letter dated February 21, 2012. Exhibit 10.1, as incorporated by reference to the Form 8-K/A filed on November 17, 2011, was not filed in its entirety. Please file Exhibit 10.1 in its entirety. In addition, it does not appear that you have included Schedule 5(o) to Exhibit 10.16. Please file Exhibit 10.16 in its entirety.

Consolidated Financial Statements, page F-1

9. We note your response to our prior comment 12. Since you will present audited financial statements as of and for the year ended December 31, 2008, the required financial statements for 2010 are limited to the reporting period preceding the date of the acquisition, i.e., the interim period ended September 30, 2010. Please revise the 2010 financial statements to provide the appropriate periods. Please revise the pro forma financial statements also.

10. We note your response to our prior comment 12. Please advise us as to your timeline for completing the audit for the period ended December 31, 2008. Please ensure you also address this financial statement period in any required disclosures in the forepart of the document. We may have additional comments upon review of these financial statements and the related disclosures.

Pro Forma Financial Information, page F-16

11. Your response to prior comments 14, 15, 16, 17 and 18 states that you revised the pro forma financial statements to comply with these comments; however, we note that no revisions were made. Please revise to comply with each of these comments which we have repeated below to facilitate compliance.

12. Please expand the notes to the pro forma financial statements to quantify and explain the specific nature of each of the adjustments (and the individual amounts that have been aggregated or netted into each adjustment presented).

13. Explain to us why the $1,600 receivable from Kick the Can Corp was eliminated and the $31,959 prepaid expense was added as pro forma adjustments.

14. If you believe Kick the Can Corp is one of the accounting acquirers, please explain your conclusion as we cannot determine why it is included in the pro forma presentation when no audited financial statements of Kick the Can Corp were presented separately or on a combined basis with Conventions.

15. We note you have combined the accumulated deficit of all three entities in the pro forma balance sheet. Please note that only the accumulated deficit of the accounting acquirer(s) should be brought forward as the pro forma balance of accumulated deficit.   The historical accumulated deficit of the shell company should be eliminated against Additional Paid-in Capital. Please revise or tell us why you believe this adjustment is not necessary.

16. Please note that only the results of operations of the accounting acquirer(s) are brought forward to the pro forma results of operations. Please revise to present as eliminating adjustments the results of operations of the shell company.

Form 10-K for Fiscal Year Ended December 31, 2010

17. We continue to note that your much of your Form 10-K for fiscal year ended December 31, 2010 includes disclosure for 2011 and 2012 rather than as of your fiscal year end, December 31, 2010, leaving it difficult to determine the company's business goals and condition at that time. Please note that you may include additional material information to the extent necessary to make the required information not misleading. See Exchange Act Rule 12b-20. Such additional material information may not be a substitute for the Form 10-K required information for the period covered by the report. Please revise your filing accordingly.

18. Please revise the disclosure to comply with the comments issued on the Form 8-K, as applicable.

Form 10-K for Fiscal Year Ended December 31, 2011

19. Please revise the disclosure to comply with the comments issued on the Form 8-K, as applicable.

Item 1. Business, page 4

20. Please provide the more specific company history information, as provided in the Form 10-K for the year ended December 31, 2010, as such information is required by Item 101(h)(1) of Regulation S-K.

21. Please reconcile the number of conventions held in 2010. The Form 10-K for the year ended December 31, 2010 refers to nine but this Form 10-K refers to eight.

Conventions, page 4

22. We note your response to comment 23 of our letter dated February 21, 2012. Revise your filing to reflect your response. In this regard, it unclear what is meant by "focus on" but your response clarifies that you plan to hold only six conventions. In addition, as previously requested, please discuss in greater detail the reduction in the number of conventions and the reasons for the reductions. Similarly revise the MD&A overview section.

Digital Media, page 5

23. We note your response to comment 22 of our letter dated February 21, 2012. Please
   disclose the material terms of the marketing agreement with Toywiz, Inc. and attach it as
   an exhibit in accordance with Item 601(b)(10) of Regulation S-K. Finally, please revise
   to disclose your planned arrangements for any additional agreements with other third
   party sites.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

24. We note your response to comment 24 of our letter dated February 21, 2012. Please
   revise to discuss the impact loss of Mr. Shamus' services has had or will have on the
   company. If you do not expect there to be an impact, please state this is the case and
   explain the basis for your belief. In this regard we note prior risk factor disclosure
   relating to your dependence upon Mr. Shamus and the fact that Mr. Shamus founded the
   company and was the control person.

Executive Compensation, page 36

25. Please include in the summary compensation table the compensation Mr. Mathews
   received pursuant to the consulting agreement. The summary compensation table
   requires all compensation, direct or indirect.

Item 13. Certain Relationships and Related Transactions, page 45

26. We note that you have not included disclosure in this section of the notes payable entered
   into in 2010. To the extent the notes payable remain outstanding disclosure would be
   required. We again direct your attention to the related notes payable in the financial
   statements.

27. We note the related party agreements in this section. Please specify the amounts paid
   during the last fiscal year pursuant to these agreements, as required by Item 404 of
   Regulation S-K. In addition, please file each agreement as an exhibit.

Exhibits

28. We note Exhibit 10.18 is missing an exhibit. We also note that Exhibit 10.1 to the Form
   8-K filed March 19, 2012 is missing an exhibit and a schedule. Please file these exhibits
   in their entirety with your next amendment, in accordance with Item 601(b)(10) of
   Regulation S-K. Lastly, Exhibit 10.1 to the Form 8-K filed on April 5, 2012 refers to a
   Form 8-K for the Certificate of Designations. To the extent this has already been filed as
   an exhibit, please specifically refer to the Exhibit, in addition to the periodic report where

the certificate of designation is found. In addition, Schedule 1 to Exhibit 10.1 to the Form 8-K filed on April 5, 2012 is not completed. Please file Exhibit 10.1 in its entirety.

<u>Consolidated Statement of Stockholders' Deficit, page F-5</u>

29. We note you have presented an amount related to "direct expense to accumulated deficit for derivative liability" on your Consolidated Statement of Stockholders' Deficit. Please provide your basis for this amount and the presentation within the Statement of Stockholders' Deficit. Please include references to the relevant accounting literature to support your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director